EXHIBIT 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

The Descartes Systems Group Inc. (the “Company”)

We consent to the use of:

●	our report dated March 11, 2026, on the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at January 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2026, and the related notes (collectively, the “consolidated financial statements”), and
●	our report dated March 11, 2026 on the effectiveness of the Company’s internal control over financial reporting as of January 31, 2026.

each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended January 31, 2026.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-280808) on Form F-10EF and the Registration Statements (Nos. 333-255087 and 333-280179) on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 11, 2026

Vaughan, Canada